Via Facsimile and U.S. Mail
Mail Stop 6010

May 30, 2006

Mr. David Clark
Interim Chief Financial Officer
11080 CirclePoint Road, Suite 200
Westminister, CO 80020

Re: Allos Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 000-29815

Dear Mr. Clark:

         We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief